MUNDOVAL FUND
GLOBAL VALUE INVESTING

Mundoval Differentiators

Management team investing alongside clients.

Long-term investment horizon with low turnover of portfolio holdings.

Diversified across both US and international businesses.

Consistent investment approach through different market cycles.

Mundoval Facts
As of 8/31/13
Ticker: MUNDX
CUSIP: 62613P202
Holdings: 27
2012 Turnover: 29%
Net Assets: $17.8 Mil
Total Expense Ratio: 1.50%
No sales loads or distribution fees

You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59-FUNDS. The prospectus should be

Invest in a mining company during a worldwide decline in the prices of commodities? Yes

Joy Global (JOY) builds and services equipment for the mining industry. And just how tough is the mining industry right now? In the words of Joy Global:*

- Most mined commodities are in or near **supply surplus** for the first time in over 10 years.
- China's **growth has slowed** and growth in the US remains sluggish.
- Prices for industrial metals have **declined by 20 to 40%** over the last 18 months.
- Thermal coal prices have **declined 17%** since the beginning of the year.

As value investors, we seek to buy good businesses at attractive prices. But prices often don't drop until a business faces external or internal hurdles.

We believe the soft market for mined products is temporarily driving down the price of Joy Global stock, giving us the opportunity to buy a quality business at a discount.

Top Reasons to Own Joy Global

Offense & Defense: After Joy Global sells a product to a mining operation, the relationship doesn't end, nor does the revenue. Joy services the equipment they sell over the lifetime of the product, which can be decades. These aftermarket service agreements boost the reliability of Joy's products, which keeps costs low for their clients and strengthens the Joy brand. Plus the long-term service contracts generate steady revenue independent of the ups and downs of commodity pricing.

A history of generating free cash flow: Joy Global runs

The prospectus should be read carefully before investing.

*Joy Global Fiscal Third Quarter 2013 Operating Results.

a streamlined business that emphasizes cost control and cash generation. Free cash flow has topped $200 million for seven years running.

They've seen this before: During the last mining decline in 2009, Joy Global remained profitable with a 35% return on invested capital and over $350 million in free cash, according to Morningstar.

Stock buy-back: Joy's management has been authorized to purchase $1 billion of their own stock on the open market, or roughly 20% of their outstanding shares. A stock buy-back signals management's confidence in the value of the company as well as a commitment to current shareholders.

We are value investors, not short-term stock traders: We seek to own quality businesses for the long-haul, profiting from the potential for growth over time. Joy Global fits our investment criteria as an efficient, cash-generative business facing outside price pressures, allowing us to invest for less than what we think the business is truly worth.

Tel: (858) 454-4837
Email: info@mundoval.com